Exhibit 99.2

February 20, 2002

Via Federal Express
-------------------

Mr. Lee Cohn
Chairman of Special Committee
Morton's Restaurant Group, Inc.

Big 4 Restaurants
5101 North Scottsdale Road
Scottsdale, AZ  85250

Dear Mr. Cohn:

      We are in receipt of a letter dated February 19, 2002 from counsel to the Special Committee of Morton's ("MRG" or the "Company"). If counsel's letter reflects the Committee's opinion then the Committee entirely misses the point. A company such as MRG, whose share price has declined by nearly 75% over the past ten months, should be seeking all reasonable means to maximize shareholder value. Rather than chilling an apparently foundering process by requiring unnecessary standstill provisions, all interested parties should have access. Just because other potential bidders (who may not own any stock) have executed agreements containing standstill provisions is of no real consequence. The Company's financial advisor, Greenhill & Co., LLC, will advise you that there is abundant precedent of public companies not requiring standstill provisions in publicly announced auctions or waiving such provisions in order to include potential bidders. Further, given the disappointing operating and share price performance, and no value enhancing transaction having been announced in ten months, it would be improper for a large investor/fiduciary to relinquish any of its rights merely to gain access to additional information.

      In light of the ceiling imposed on share purchases by the shareholder rights plan, what is gained for the company's owners by a standstill?

      The shareholders are the true owners of the Company and the Company possesses significant defenses (a shareholder rights plan and a staggered Board of Directors) to forestall any offer that is not ultimately in the best interest of all shareholders. By requiring a standstill, the Committee's actions are disproportionate to the potential threat.

      A new and disturbing revelation contained in your counsel's letter is the notion that this process has only been ongoing for "several months". What was the Committee doing after the BFMA proposal and, if the current process has been ongoing for only "several months", why would Greenhill & Co. state that the process is expected to conclude at the end of this February? By your public comments, the shareholders have been under the impression that this process started with the BFMA proposal in May, 2001.

      If the Committee did not aggressively pursue the BFMA $28.25 transaction in May, 2001 and continues to arbitrarily (with no definable business purpose in light of a shareholder rights plan and a staggered Board of Directors) require standstill provisions, while at the same time purporting to be seeking to maximize shareholder value, then it's disingenuous to state that the Special Committee was "pursuing a careful, thorough and deliberate process to attempt to maximize value for all shareholders". If the true objective is to maximize shareholder value, then the Committee is not going about it properly and your counsel's letter makes little sense.

      If you have produced an attractive value-maximizing transaction then your counsel's time would be better spent negotiating a merger agreement rather than seeking to cover the deficiencies of your purported process. However, if you are unable to produce an attractive transaction after ten months and you did not aggressively pursue the $28.25/share BFMA transaction, and you are still requiring standstills from the true owners of the Company then it would seem difficult for a court to conclude that this Board has been serious about this process, but rather more interested in perpetuating itself.

      If you have a favorable transaction, disclose it; if you don't, then open this process to all interested parties by not requiring standstills. We urgently await, either the outcome of your process or, amended ground rules to expand the universe of potential bidders. Again, in this new environment of heightened awareness of Boards and managements overstepping their bounds, we will remain attentive and aggressively pursue all available redresses.

                                          Very Truly Yours,

                                          /s/ Donald T. Netter
                                          ------------------------
                                          Donald T. Netter
                                          Senior Managing Director

cc:   Ms. Dianne H. Russell               Dr. John J. Connolly
      Senior Vice President               President & Chief Executive Officer
      Comerica                            Castle Connolly Medical Ltd.
      100 Federal Street                  42 West 24th Street
      28th Floor                          Second Floor
      Boston, MA  02110                   New York, NY  10010

      Mr. Alan A. Teran                   Gregory V. Varallo, Esquire
      Director                            Richards, Layton & Finger
      Good Times, Inc.                    One Rodney Square
      601 Corporate Circle                P.O. Box 551
      Golden, CO  80401                   Wilmington, DE  19899